BUTTERFIELD ANNOUNCES SHARE REPURCHASE PROGRAM Hamilton, Bermuda—December 5, 2023: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced that its Board of Directors has approved a $90 million ordinary share repurchase program (“the Share Repurchase Program”) pursuant to which the Bank is authorized to purchase up to 3.5 million of its ordinary shares through December 31, 2024. Michael Collins, Chairman and Chief Executive Officer said: “I am pleased that the Board of Directors has approved a new Share Repurchase Program as the Bank continues to produce significant capital by generating strong risk adjusted returns. Since listing on the New York Stock Exchange in 2016, Butterfield has continued to provide shareholder return through dividends and share repurchases.” The timing and amount of any share repurchases will be determined by Bank management based on its evaluation of market conditions and other factors that include, but are not limited to, Butterfield’s share price and the availability of alternative accretive uses of capital. Repurchases under the new Share Repurchase Program may be made in the open market or through privately negotiated transactions, including under US Securities & Exchange Commission Rule 10b5-1, and will be made in accordance with applicable laws and regulations. The Share Repurchase Program will come into effect on December 15, 2023 with the termination of the current 3.0 million share repurchase program that was announced on February 13, 2023. -ENDS- Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions (including our progress on subsequent closings of the acquisition of trust assets from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, the impact of the COVID-19 pandemic, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future

2 events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Butterfield: Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com. BF-All Investor Relations Contact: Media Relations Contact: Noah Fields Nicky Stevens Investor Relations Group Strategic Marketing & Communications The Bank of N.T. Butterfield & Son Limited The Bank of N.T. Butterfield & Son Limited Phone : (441) 299 3816 Phone: (441) 299 1624 E-mail : noah.fields@butterfieldgroup.com Cellular: (441) 524 4106 E-mail: nicky.stevens@butterfieldgroup.com